SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934


                                 (Amendment No. 3)*



                           Texas Instruments Incorporated

                                  (Name of Issuer)

                                    Common Stock

                           (Title of Class of Securities)

                                     882508104

                                   (CUSIP Number)

                                 December 31, 2001

              (Date of Event Which Requires Filing of This Statement)


     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:
     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












     CUSIP: 882508104                                                Page 1 of 5

      1   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capital Research and Management Company
          95-1411037

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
          INSTRUCTIONS)                                                 (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


                   5   SOLE VOTING POWER

                       NONE


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       103,387,520
        PERSON
        WITH:

                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          103,387,520   Beneficial ownership disclaimed pursuant to Rule 13d-4


      10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.0%


      12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IA






     CUSIP: 882508104                                                Page 2 of 5

                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                    Schedule 13G
                      Under the Securities Exchange Act of 1934

     Amendment No. 3

     Item 1(a)   Name of issuer:
            Texas Instruments Incorporated

     Item 1(b)   Address of issuer's principal executive offices:
            8505 Forest Lane
            P.O. Box 660199
            Dallas, TX 75266

     Item 2(a)   Name of person(s) filing:
            Capital Research and Management Company

     Item 2(b)   Address or principal business office or, if none, residence:
            333 South Hope Street
            Los Angeles, CA  90071

     Item 2(c)   Citizenship:   N/A

     Item 2(d)   Title of class of securities:
            Common Stock

     Item 2(e)   CUSIP No.:
            882508104

     Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filings is a:
            (e)    [X]   An investment adviser in accordance with section
                 240.13d-1(b)(1)(ii)(E).

     Item 4   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            See page 2

            (a)    Amount beneficially owned:
            (b)    Percent of class:
            (c)    Number of shares as to which the person has:
            (i)    Sole power to vote or to direct the vote:
            (ii)   Shared power to vote or to direct the vote:
            (iii)  Sole power to dispose or to direct the disposition of:
            (iv)   Shared power to dispose or to direct the disposition of:










     CUSIP: 882508104                                                Page 3 of 5

            Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 103,387,520 shares or 6.0% of the 1,733,197,880 shares of Common Stock believed to be outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

            Shares reported by Capital Research and Management Company include 598,430 shares resulting from the assumed conversion of $26,600,000 principal amount of the Burr-Brown 4.25% Convertible Note, due 2/15/07; and include 400,450 shares resulting from the assumed conversion of $17,800,000 principal amount of the Burr-Brown 4.25% Convertible Subordinate Note, due 2/15/07.

     Item 5 Ownership of 5 percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

     Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

     Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.: N/A

     Item 8   Identification and Classification of Members of the Group:  N/A

     Item 9   Notice of Dissolution of Group:  N/A

     Item 10   Certification

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

















     CUSIP: 882508104                                                Page 4 of 5

        Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



             Date:          February 11, 2002


             Signature:     *Paul G. Haaga, Jr.

             Name/Title:    Paul G. Haaga, Jr., Executive Vice
                            President

                            Capital Research and Management Company




             *By    /s/ James P. Ryan

                    James P. Ryan
                    Attorney-in-fact

                    Signed pursuant to a Power of Attorney dated January 9, 2002 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on January 10, 2002 with respect to HotJobs.Com, Ltd





























     CUSIP: 882508104                                                Page 5 of 5